(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-23818
CUSIP Number 590049102

For Period Ended: August 26, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:  N/A

PART I REGISTRANT INFORMATION

Merix Corporation

Full Name of Registrant:

N/A

Former Name if Applicable:

1521 Poplar Lane

Address of principal executive office (Street and number):

Forest Grove, OR 97116

City, state and zip code:

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As reported in its 8-K filed September 22, 2006, the Merix Corporation Audit Committee engaged Grant Thornton LLP as its independent registered public accounting firm to audit Merix’s financial statements for the fiscal year ending May 26, 2007. Due to its recent engagement, Grant Thornton has not yet completed its review of the interim financial statements as required by Rule 10-01(d) of Regulation S-X, and Merix’ quarterly report for the period ending August 26, 2006 could not be filed on or prior to the prescribed October 5, 2006 due date without unreasonable effort or expense. Merix intends to file the Form 10-Q within 5 days of the prescribed due date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Going (Name)	(503) (Area Code)	992-4076 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Merix Corporation reported its preliminary results of operations for the thirteen-week period ended August 26, 2006 on a current report on Form 8-K filed on September 26, 2006. The condensed consolidated statement of operations and narrative explanation of the change in results for the thirteen-week period ended August 26, 2006 as compared to the prior fiscal year will be reported on the Merix quarterly report on Form 10-Q and are included below.

Sales for the thirteen-week period ended August 26, 2006 increased to approximately $105.9 million, compared to $51.8 million for the thirteen-week period ended August 27, 2005. The sales increase is primarily attributable to the acquisition of Merix Asia in September 2005 as well as the December 2004 acquisition of Merix San Jose. Merix Corporation had net income of $3.5 million or $0.17 per share for the thirteen-week period ended August 26, 2006, compared to a net loss of $545 thousand or ($0.03) per share for the thirteen-week period ended August 27, 2005.

MERIX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share data, unaudited)

	For the 13-Week Period Ended:
	August 26, 2006	August 27, 2005
Net sales	$105,916	$51,787
Cost of sales	85,649	44,172

Gross profit	20,267	7,615

Operating expenses:
Engineering	1,583	1,492
Selling, general and administrative	11,713	4,875
Amortization of identifiable intangible assets	762	751
Severance and impairment charges	—	1,135

Total operating expenses	14,058	8,253

Operating income (loss)	6,209	(638)

Interest income	335	633
Interest expense	(1,763)	(437)
Other expense, net	(727)	(99)

Income (loss) before taxes and minority interests	4,054	(541)

Income tax expense	500	4

Income (loss) before minority interests	3,554	(545)

Minority interests in net income of consolidated subsidiaries, net of tax	11	—

Net income (loss)	$3,543	$(545)

Net income (loss) per diluted share	$0.17	$(0.03)
Shares used in per share calculations	25,012	19,376

Merix Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 6, 2006	By	/s/ Stephen M. Going
Vice President, General Counsel and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).